MOTORCAR PARTS OF AMERICA, INC.
2929 California Street
Torrance, CA 90503
310-972-4005
October 19, 2007
VIA OVERNIGHT COURIER
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re:	Motorcar Parts of America, Inc. Registration Statement on Form S-1 Request for Acceleration File No. 333-144887
Dear Sir or Madam:
     Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), Motorcar Parts of America, Inc. (the “Company”) requests acceleration of the effective date of the above captioned Registration Statement at 4:00 p.m., Eastern Standard Time, on October 19, 2007 or as soon thereafter as practicable.
     The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 19, 2007

     This is to confirm that the Company is aware of its responsibility under the Act and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in such Registration Statement.

Very truly yours,

MOTORCAR PARTS OF AMERICA, INC.
/s/ Michael Umansky
By:	Michael Umansky
Vice President and General Counsel Officer

cc:	Glenn D. Burlingame, Esq.